UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

DENBURY INC.

Full Name of Registrant

N/A

Former Name if Applicable

5851 Legacy Circle, Suite 1200

Address of Principal Executive Office (Street and Number)

Plano, Texas 75024

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Denbury Inc. (the “Registrant”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Form 10-Q”). As disclosed in the Registrant’s Current Report on Form 8-K filed with the Commission on July 14, 2023, on July 13, 2023 the Registrant entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Exxon Mobil Corporation, a New Jersey corporation (“ExxonMobil”), and EMPF Corporation, a Delaware corporation and a wholly-owned subsidiary of ExxonMobil (“Merger Sub”). Upon the terms and subject to the conditions set forth in the Merger Agreement, on November 2, 2023, Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as a wholly owned subsidiary of ExxonMobil.

The Registrant was unable to finalize and file the Form 10-Q within the prescribed time period due to uncertainty related to the timing of closing the Merger, and otherwise significant demands related to the Merger that diverted management time and resources from the Registrant’s normal process of preparing and reviewing the Form 10-Q. The Registrant is working expeditiously to prepare and file the Form 10-Q as soon as practicable.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kathleen A. Bracci	972	673-2000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-Q will reflect what is anticipated to be a small net loss for the Registrant’s 2023 third quarter, compared to Registrant’s 2022 third quarter net income of approximately $250 million. This change in results of operations between the comparative periods is principally due to an anticipated approximately $80 million non-cash loss on fair value changes in derivative contracts in the third quarter of 2023, as compared to a non-cash gain of $165 million on fair value changes in derivative contracts in the third quarter of 2022. The Company’s results of operations were also negatively impacted due to lower oil prices in the third quarter of 2023 as compared to oil prices in third quarter of 2022

DENBURY INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2023	By:	/s/ Kathleen A. Bracci
			Name:	Kathleen A. Bracci
			Title:	Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).